Filed Pursuant to Rule 424(b)(3)

File No. 333-290835

MONROE CAPITAL ENHANCED CORPORATE LENDING FUND

SUPPLEMENT NO. 2 DATED DECEMBER 18, 2025

TO THE PROSPECTUS DATED DECEMBER 5, 2025

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Monroe Capital Enhanced Corporate Lending Fund (the “Fund”), dated December 5, 2025 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows: (1) to revise certain disclosures in the Prospectus, effective immediately; and (2) update the Prospectus, effective immediately, to include the Current Report on Form 8-K filed with the SEC on December 18, 2025 (the “Form 8-K”). The Form 8-K is attached to this Supplement as Appendix A.

UPDATES TO THE PROSPECTUS

The twelfth paragraph in the section of the Prospectus titled “Share Repurchase Program” is deleted in its entirety and replaced with the following:

In the event that any common shareholder fails to maintain the minimum balance of $500 of our Common Shares, we may repurchase all of the shares held by that common shareholder at the repurchase price in effect on the date we determine that the common shareholder has failed to meet the minimum balance, less any Early Repurchase Deduction. Minimum account repurchases will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV. Minimum account repurchases are subject to the Early Repurchase Deduction.

Appendix A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT Pursuant to
Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 18, 2025

Monroe Capital Enhanced Corporate Lending Fund

(Exact name of registrant as specified in its charter)

Delaware	814-01919	33-6956497
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

155 North Wacker Drive, 35th Floor
Chicago, Illinois	60606
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (312) 258-8300

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 8.01.	Other Events.

Distribution

On December 18, 2025, the Board of Trustees of Monroe Capital Enhanced Corporate Lending Fund (the “Fund”) declared a distribution in the form of a dividend for its Class I common shares of beneficial interest (the “Shares”) in the amount of $0.28 per Share to shareholders of record as of the close of business on December 28, 2025, to be paid on or about December 30, 2025.

Net Asset Value

The net asset value per Share as of November 30, 2025, as determined in accordance with valuation policies and procedures of Monroe Capital BDC Advisors, LLC, the Fund’s investment adviser, is $25.41. As of November 30, 2025, the Fund had total net asset value of approximately $100.3 million and had $71.3 million of principal debt outstanding, resulting in a debt-to-equity ratio of approximately 0.71x.

As of November 30, 2025, the Fund had no Class S common shares of beneficial interest or Class D common shares of beneficial interest outstanding.

Portfolio Update

As of November 30, 2025, the Fund had investments in 28 portfolio companies, having an aggregate fair value of approximately $159.2 million. As of November 30, 2025, 100% of the debt investments at fair value in the Fund’s portfolio were floating rate.

The weighted-average closing date annual EBITDA of the portfolio companies in the Fund’s debt investment portfolio as of November 30, 2025 was approximately $20.0 million. These calculations are based on the weighted-average last-twelve-month EBITDA (as of the initial deal closing date) for all debt investments, excluding ARR Loans. Amounts are weighted based on the amortized cost of each respective investment as of November 30, 2025. Amounts were derived from the most recently available portfolio company financial statements as of the initial deal closing date, have not been independently verified by the Fund, and may reflect a normalized or adjusted amount. Accordingly, the Fund makes no representation or warranty in respect of this information.

The closing date weighted average loan-to-value (“LTV”) of the portfolio companies in the Fund’s debt investment portfolio as of November 30, 2025 was approximately 34.0%. This figure includes all debt investments and represents the net ratio of LTV for each portfolio company as of the initial deal closing date, weighted based on the amortized cost of each respective investment as of November 30, 2025. Closing date LTV is calculated as the total net debt through each respective loan tranche divided by the estimated enterprise value of the portfolio company as of the initial closing date.

The following table shows the composition of the Fund’s investment portfolio at fair value and as percentage of the Fund’s total investments at fair value (in thousands) as of November 30, 2025:

	November 30, 2025
Fair Value:
Senior secured loans	$149,567	94.0%
Equity investments	9,596	6.0%
Total	$159,163	100.0%

The following table shows the Fund’s portfolio composition by industry at fair value and as percentage of the Fund’s total investments at fair value (in thousands) as of November 30, 2025:

	November 30, 2025
Fair Value:
Automotive	$5,989	3.8%
Banking	1,620	1.0%
Consumer Goods: Durable	4,948	3.1%
Consumer Goods: Non-Durable	5,001	3.1%
Environmental Industries	4,847	3.0%
FIRE: Finance	3,500	2.2%
Healthcare & Pharmaceuticals	27,357	17.2%
High Tech Industries	34,393	21.6%
Media: Advertising, Printing & Publishing	8,848	5.6%
Retail	1,266	0.8%
Services: Business	34,253	21.5%
Services: Consumer	10,039	6.3%
Telecommunications	5,016	3.2%
Transportation: Cargo	12,084	7.6%
Total	$159,163	100.0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Monroe Capital Enhanced Corporate Lending Fund

Date: December 18, 2025	By:	/s/ Christopher Lund
Christopher Lund
Chief Financial Officer and Secretary